EXHIBIT 99

FOR IMMEDIATE RELEASE	CONTACT
January 29, 2007	Thomas T. Fleming
Chairman & CEO
215-471-2358

CORECARE SYSTEMS, INC. (Symbol: CRCS)
FILES 10K REPORT FOR FISCAL YEARS ENDING
JUNE 30, 2004 AND JUNE 30, 2005

On January 29, 2007 CoreCare Systems, Inc. resumed reporting to the Securities and Exchange Commission with the filing of the Company’s 10-KSB report for the fiscal year ended June 30, 2005. Financial problems and the bankruptcy of the Company’s major subsidiary, Kirkbride Center, created difficulties which hindered the Company’s ability to report timely. With Kirkbride’s emergence from bankruptcy in June 2004, the Company changed its fiscal year end from December 31st to June 30th.

Subsequent to emerging from bankruptcy the Company appointed new auditors, Mayer, Hoffman and McCann, PC to audit current fiscal years starting with the June 30, 2003 Balance Sheet. The audit report profiles a Company stabilizing after the disruption caused by bankruptcy. Fiscal 2005 revenues of $23.4 Million represented a 10.3% increase compared to fiscal 2004. This revenue increase led to a net income of $259,622 in fiscal 2005 compared to a loss of ($326,381) in fiscal 2004. Earnings for the period improved slightly from a net loss of $(.01) per share in fiscal 2004 to a net income of $.02 per share in fiscal 2005. However, one must review the dynamics of the major business lines to adequately determine the Company’s future prospects, given that profitability was achieved despite destabilization of one of the Company’s business segments. The auditors however have issued a qualified opinion given doubt about the Company’s ability to continue as a going concern due to expiring debt, loan covenant violations, working capital deficiencies and accumulated deficits.

On January 3, 2007 the Company filed an 8K report releasing its Offering Memorandum on the sale of the real estate and buildings associated with Kirkbride Center. This Memorandum does present the Company’s unaudited financial results for the fiscal year ending June 30, 2006 as well as projections for subsequent periods. Management can not guarantee that the financial projections presented in the Offering Memorandum will be achieved. However the Memorandum does offer the public additional information on the Company and should be read in conjunction with this 10-KSB report.

The Company expects to file its Form 10-KSB report for the fiscal year ended June 30, 2006 during the first quarter of 2007.

The Corporate Office of CoreCare Systems, Inc is located at the Blackwell Human Services Campus, 111 North 49th Street, Philadelphia, PA 19139. The Corporate Office can be reached at 215-471-2358. The Form 10-KSB report can be accessed through the Company’s web site, www.kirkbridecenter.com.

Note: This release and oral statements made from time to time by Company representatives concerning the same subject matter may contain so-called “forward-looking statements.” These statements can be identified by introductory words such as “expects,” “anticipates,” “plans,” “will,” “estimates,” “forecasts,” “projects,” or words of similar meaning and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are used in discussing new or proposed products or services, or future performance. Forward looking statements are often based upon assumptions of future facts or circumstances outside of the Company’s control. Many factors may cause actual results to differ from forward-looking statements including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements. In particular, engagement of an investment banker should not be taken as a prediction that any type of transaction will occur.